Mail Stop 3561

February 20, 2008

Michael Lieber
Chief Executive Officer
Charleston Basics, Inc.
1701 Avenue I
Brooklyn, NY 11230

> **Re: Charleston Basics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 8, 2008**
> **File No. 333-145211**

Dear Mr. Lieber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Undertakings, page 33

2. We note your response to comment 8 in our letter of January 29, 2008. While we note that you removed the undertaking required by Item 512(i) of Regulation S-K (as was also previously located at Item 512(f) of Regulation S-B) it appears that you also removed the undertaking contained at Item 512(a)(5)(ii). Please revise to re-insert this latter undertaking.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara L. Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
David Lubin & Associates, PLLC
Facsimile: (516) 887-8250